Filed Pursuant to Rule 433
Registration No. 333-177869
Dated November 18, 2013

XLIT Ltd.

Guaranteed by
XL Group plc

$300,000,000 2.30% Senior Notes due 2018

$300,000,000 5.25% Senior Notes due 2043

Summary of Terms

Issuer:	XLIT Ltd.
Guarantor:	XL Group plc
Expected Ratings (Moody’s / S&P / Fitch/ A.M. Best)*:	Baa2 (stable) / A- (stable) / BBB (pos) / bbb (pos)
Security Type:	Senior unsecured fixed rate notes (“Senior Notes”)
Trade Date:	November 18, 2013
Settlement Date (T+3):	November 21, 2013

	2.30% Senior Notes due 2018	5.25% Senior Notes due 2043
Principal Amount:	$300,000,000	$300,000,000
Maturity Date:	December 15, 2018	December 15, 2043
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on June 15, 2014	Semi-annually on June 15 and December 15, commencing on June 15, 2014
Coupon:	2.30%	5.25%
Public Offering Price:	99.690%	99.770%
Benchmark Treasury:	1.25% due October 31, 2018	3.625% due August 15, 2043
Benchmark Price / Yield:	99-22 / 1.315%	97-16 / 3.765%
Spread to Benchmark Treasury:	+ 105 bps	+ 150 bps
Yield to Maturity:	2.365%	5.265%
Net Proceeds (Before Expenses) to Issuer:	$297,270,000	$296,685,000
Optional Redemption:	T+ 20 bps	T+ 25 bps
Tax Event Redemption:	XLIT Ltd. may redeem the Senior Notes, in whole, but not in part, at any time upon the occurrence of certain tax events as described in “Description of the Senior Notes and Guarantees - Tax Event Redemption” in the prospectus supplement.	XLIT Ltd. may redeem the Senior Notes, in whole, but not in part, at any time upon the occurrence of certain tax events as described in “Description of the Senior Notes and Guarantees - Tax Event Redemption” in the prospectus supplement.
Minimum Denominations:	$2,000 x $1,000	$2,000 x $1,000
Listing:	Application has been made to list the Senior Notes on the New York Stock Exchange under the symbol “XL18”	Application has been made to list the Senior Notes on the New York Stock Exchange under the symbol “XL43”
CUSIP / ISIN:	98420E AA3 / US98420EAA38	98420E AB1 / US98420EAB11

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC
Senior Co-Managers:	RBS Securities Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc.
Lloyds Securities Inc.
Morgan Stanley & Co. LLC
Co-Managers:	Credit Agricole Securities (USA) Inc.
ING Financial Markets LLC
BNY Mellon Capital Markets, LLC
Junior Co-Managers:	BNP Paribas Securities Corp.
Commerz Markets LLC
Wells Fargo Securities, LLC

Investing in the Senior Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the prospectus supplement.

* Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

XLIT Ltd. and XL Group plc have filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents XLIT Ltd. and XL Group plc have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Barclays Capital Inc. toll free at 1-877-603-5847, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or J.P. Morgan Securities LLC toll-free at 1-866-535-9248.